UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CrossAmerica Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

22758A105

(CUSIP Number)

Darrell Davis

Senior Vice-President, Operations

Alimentation Couche-Tard Inc.

4204 Industriel Blvd., Laval (Quebec) H7L 0E3

(888) 999-9301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON Alimentation Couche-Tard Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,957,028(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,330,895 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,028(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (a) 6,992,797 common units representing limited partner interests (“Common Units”), or approximately 20.4% of the outstanding Common Units of CrossAmerica Partners LP (“CrossAmerica”), held by CST Services LLC (“CST Services”), an indirect wholly owned subsidiary of Alimentation Couche-Tard Inc. (“Couche-Tard”); (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond Holdings LLC (“CST Diamond”), an indirect wholly owned subsidiary of Couche-Tard; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock Stations, Inc. (“CST Shamrock”), an indirect wholly owned subsidiary of Couche-Tard; (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona Stations, Inc. (“CST Arizona”), an indirect wholly owned subsidiary of Couche-Tard; and (e) (i) 7,626,133 Common Units, or approximately 22.3% of the outstanding Common Units of CrossAmerica, held by Joseph V. Topper, Jr., Mr. Topper’s spouse and certain entities wholly owned and managed, either directly or indirectly, by Mr. Topper (collectively, the “Topper Subs”). Represents the fact that (A) Couche-Tard, Circle K Stores Inc. (“Circle K”), CST Brands, LLC (“CST”), CST USA Inc. (“CST USA”) and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (B) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (C) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; (D) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona; and (E) Couche-Tard, Circle K and CST hold shared voting power over the Common Units held by the Topper Subs.
(2)	Beneficial ownership of the Common Units held by the Topper Subs is being reported hereunder solely because Couche-Tard may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into among CST and certain of the Topper Subs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Couche-Tard or CST that it is the beneficial owner of any of the Common Units held by the Topper Subs for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Represents (a) 6,992,797 Common Units, or approximately 20.4% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) Circle K, CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.
(4)	Based on 34,248,343 Common Units outstanding as of March 1, 2018.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON Circle K Stores Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,957,028(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,330,895(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,028(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (a) 6,992,797 common units representing limited partner interests (“Common Units”), or approximately 20.4% of the outstanding Common Units of CrossAmerica Partners LP (“CrossAmerica”), held by CST Services LLC (“CST Services”), an indirect wholly owned subsidiary of Circle K; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond Holdings LLC (“CST Diamond”), an indirect wholly owned subsidiary of Circle K; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock Stations, Inc. (“CST Shamrock”), an indirect wholly owned subsidiary of Circle K; (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona Stations, Inc. (“CST Arizona”), an indirect wholly owned subsidiary of Circle K; and (e) (i) 7,626,133 Common Units, or approximately 22.3% of the outstanding Common Units of CrossAmerica, held by Joseph V. Topper, Jr., Mr. Topper’s spouse and certain entities wholly owned and managed, either directly or indirectly, by Mr. Topper (collectively, the “Topper Subs”). Represents the fact that (A) Circle K, CST Brands, LLC (“CST”), CST USA Inc. (“CST USA”) and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (B) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (C) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; (D) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona; and (E) Couche-Tard, Circle K and CST hold shared voting power over the Common Units held by the Topper Subs.
(2)	Beneficial ownership of the Common Units held by the Topper Subs is being reported hereunder solely because Circle K may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into among CST and certain of the Topper Subs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Couche-Tard, Circle K or CST that it is the beneficial owner of any of the Common Units held by the Topper Subs for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Represents (a) 6,992,797 Common Units, or approximately 20.4% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) Couche-Tard, Circle K, CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.
(4)	Based on 34,248,343 Common Units outstanding as of March 1, 2018.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON CST Brands, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,957,028(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,330,895(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,957,028(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (a) 6,992,797 Common Units, or approximately 20.4% of the outstanding Common Units of CrossAmerica, held by CST Services, an indirect wholly owned subsidiary of CST; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond, an indirect wholly owned subsidiary of CST; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock, an indirect wholly owned subsidiary of CST; (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona Stations, Inc. (“CST Arizona”), an indirect wholly owned subsidiary of CST; and (e) (i) 7,626,133 Common Units, or approximately 22.3% of the outstanding Common Units of CrossAmerica, held by the Topper Subs. Represents the fact that (A) Couche-Tard, Circle K, CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (B) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (C) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; (D) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona; and (E) Couche-Tard, Circle K and CST hold shared voting power over the Common Units held by the Topper Subs.
(2)	Beneficial ownership of the Common Units held by the Topper Subs is being reported hereunder solely because CST may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into among CST and certain of the Topper Subs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Couche-Tard, Circle K or CST that it is the beneficial owner of any of the Common Units held by the Topper Subs for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Represents (a) 6,992,797 Common Units, or approximately 20.4% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) Couche-Tard, Circle K, CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.
(4)	Based on 34,248,343 Common Units outstanding as of March 1, 2018.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON CST USA Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,330,895
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,330,895 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,330,895 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (a) 6,992,797 Common Units, or approximately 20.4% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) Couche-Tard, Circle K, CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.
(2)	Based on 34,248,343 Common Units outstanding as of March 1, 2018.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON CST Services LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,330,895 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,330,895 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,330,895 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents (a) 6,992,797 Common Units, or approximately 20.4% of the outstanding Common Units in CrossAmerica, held directly by CST Services; (b) 338,018 Common Units, or approximately 0.99% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00012% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) Couche-Tard, Circle K, CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) Couche-Tard, Circle K, CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona.
(2)	Based on 34,248,343 Common Units outstanding as of March 1, 2018.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the common units representing limited partner interests (“Common Units”) in CrossAmerica Partners LP, a Delaware limited partnership (“CrossAmerica”). The address of the principal executive offices of CrossAmerica is 515 Hamilton Street, Suite 200, Allentown, Pennsylvania 18101.

ITEM 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Alimentation Couche-Tard Inc., a Canadian corporation (“Couche-Tard”), Circle K Stores Inc., a Texas corporation (“Circle K”), CST Brands, LLC, a Delaware limited liability company (“CST”), CST USA Inc., a Delaware corporation (“CST USA”) and CST Services LLC, a Delaware limited liability company (“CST Services” and, together with Circle K, Couche-Tard, CST and CST USA, the “Reporting Persons”). CST Services is a wholly owned subsidiary of CST USA. CST USA is a wholly owned subsidiary of CST. CST is a wholly owned subsidiary of Circle K. Circle K is a wholly owned subsidiary of Couche-Tard.

Couche-Tard is the leader in the Canadian convenience store industry. In the United States, Couche-Tard, with its Circle K brand, is the largest independent convenience store operator in terms of the number of company-operated stores. In Europe, Couche-Tard is a leader in convenience store and road transportation fuel retail in the Scandinavian countries (Norway, Sweden and Denmark), in the Baltic countries (Estonia, Latvia and Lithuania), and in Ireland and also with an important presence in Poland. Couche-Tard indirectly owns 100% of the membership interests of the sole member of CrossAmerica GP LLC, the general partner (the “General Partner”) of CrossAmerica.

(b) The address of the principal offices of Couche-Tard is 4204 Industriel Blvd., Laval (Quebec) H7L 0E3.

(c) Schedule I hereto sets forth the present principal occupation or employment of each director and executive officer of each Reporting Person (collectively, the “Covered Persons”) and the name, principal business and address of any corporation or other organization in which such employment is conducted. The information set forth in Schedule I hereto is incorporated herein by reference.

(d) None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Covered Persons has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Covered Persons has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Other than as set forth on Schedule I to this Schedule 13D, each of the Covered Person is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

As described in CrossAmerica’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2017, CST entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Circle K and Ultra Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Circle K (“Merger Sub”). Circle K is a wholly owned subsidiary of Couche-Tard. From October 1, 2014 to the Effective Time of the Merger (as defined below), CST indirectly owned all of the membership interests of the sole member of the General Partner, all of the incentive distribution rights of CrossAmerica and a minority percentage of the common units representing limited partner interests in CrossAmerica. On June 28, 2017, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware, Merger Sub merged with and into CST (the “Merger”). At the effective time of the Merger (the “Effective Time”), the separate corporate existence of Merger Sub ceased, and CST survived the Merger as an indirect, wholly owned subsidiary of Circle K. Pursuant to the Merger Agreement, at the Effective Time each share of common stock of CST issued and outstanding immediately prior to the Effective Time (other than shares owned by CST as treasury stock and shares owned by Circle K or Merger Sub, or by any subsidiary of CST, Circle K or Merger Sub, and any shares for which dissenters’ rights have been properly exercised and not withdrawn or lost under Delaware law) was converted into the right to receive $48.53 in cash, without interest and subject to applicable withholding taxes (the “Merger Consideration”).

As a result of the Merger, at the Effective Time, Circle K indirectly acquired all of the equity interests in the General Partner, as well as a 21.4% limited partner interest in CrossAmerica and all of the incentive distribution rights in CrossAmerica. Circle K, through its ownership interest in the sole member of the General Partner, has the ability to appoint all of the members of the board of directors of the General Partner and to control and manage the operations and activities of CrossAmerica.

In connection with the Merger, and at the Effective Time, the following directors of the General Partner voluntarily resigned from the board of directors of the General Partner: Kimberly S. Lubel, Clayton E. Killinger and S. Eugene Edwards. Justin A. Gannon, Jeremy L. Bergeron, Joseph V. Topper, Jr. and John B. Reilly, III continue to serve as directors of the General Partner.

At the Effective Time, the following individuals were appointed to the board of directors of the General Partner: Timothy Alexander Miller, Claude Tessier, Jean Bernier and Mickey Kim. Mr. Miller was concurrently appointed to serve as Chairman of the board of directors of the General Partner. On March 1, 2018, Gerardo Valencia was appointed to the board of directors of the General Partner and the size of the board of directors was increased to nine members.

As described in CrossAmerica’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2015, CrossAmerica entered into an Amended and Restated Omnibus Agreement (the “Amended Omnibus Agreement”), dated October 1, 2014, by and among CrossAmerica, Lehigh Gas Partners LP, Lehigh Gas GP LLC, Lehigh Gas Corporation, CST Services, Lehigh Gas-Ohio, LLC and, for limited purposes, Joseph V. Topper, Jr. (the “Amended Omnibus Agreement”), which amends and restates the Original Omnibus Agreement that was entered into in connection with CrossAmerica’s initial public offering on October 30, 2012. Pursuant to the Amended Omnibus Agreement, CrossAmerica is required to pay to CST Services a management fee for providing services to CrossAmerica (the “Management Fee”). From time to time and as approved by the independent conflicts committee of the General Partner and the executive committee of CST’s board of directors, CrossAmerica may issue its Common Units in lieu of cash to settle the Management Fee.

As described in CrossAmerica’s Current Report on Form 8-K filed with the SEC on October 3, 2014, on October 1, 2014, CST completed the purchase of (i) 100% of the outstanding membership interests in Lehigh Gas GP LLC (“Lehigh”) and (ii) 100% of the then-outstanding incentive distribution rights of CrossAmerica, for $17 million in cash and 2,044,490 shares of CST common stock (the “Acquisition”). Concurrently with the closing of the Acquisition, CST entered into a Voting Agreement (the “Voting Agreement”) with Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper, Sr. and Lehigh Gas Corporation (collectively, the “Topper Group”) for the benefit of CST. Pursuant to the Voting Agreement, each member of the Topper Group agrees that at any meeting of the holders of Common Units of CrossAmerica it will vote (or cause to be voted) its Common Units of CrossAmerica that are subject to the Voting Agreement in accordance with the recommendations of the Board of Directors of Lehigh, which is wholly owned and controlled by CST. Under the terms of the Voting Agreement, the Topper Group has also provided CST an irrevocable proxy to vote on the Topper Group’s behalf in accordance with the recommendations of the Board of Directors of Lehigh.

The Voting Agreement will remain in effect with respect to any member of the Topper Group for so long as any such member is the beneficial owner of 10% or more of the outstanding Common Units of CrossAmerica.

Pursuant to the Voting Agreement, therefore, Couche-Tard, as a result of its ownership of CST, may be deemed to have acquired beneficial ownership of the Common Units held by the Topper Group and subject to the Voting Agreement.

The description contained in this Item 3 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is incorporated herein by reference to Exhibit E.

ITEM 4. Purpose of the Transaction.

(a) – (j) The information set forth in Item 3 is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

(a)-(b) Beneficial ownership of the Common Units referred to herein is being reported hereunder because (i) CST Services directly holds 6,992,797 Common Units, representing approximately 20.4% of the outstanding Common Units of CrossAmerica, (ii) Couche-Tard, Circle K, CST and CST USA may be deemed to beneficially hold 6,992,797 Common Units held by CST Services, (iii) Couche-Tard, Circle K, CST, CST USA and CST Services may be deemed to beneficially hold 338,018 Common Units held by CST Diamond, representing approximately 0.99% of the outstanding Common Units of CrossAmerica, 40 Common Units held by CST Shamrock, representing 0.00012% of the outstanding Common units of CrossAmerica, and 40 Common Units held by CST Arizona, representing 0.00012% of the outstanding Common units of CrossAmerica, and (iv) as a result of the Voting Agreement, Couche-Tard, Circle K and CST may be deemed to beneficially hold 7,330,895 Common Units, representing approximately 20.1% of the outstanding Common Units held by the Topper Subs. None of the Reporting Persons directly own any Common Units of CrossAmerica.

In the aggregate, as of March 1, 2018 (i) Couche-Tard, Circle K, CST, CST USA and CST Services hold shared voting and dispositive power to vote or dispose of 7,330,895 Common Units held by CST Services, CST Diamond, CST Shamrock and CST Arizona and (ii) Couche-Tard, Circle K and CST hold shared voting power to vote or direct the vote of 14,957,028 Common Units, which together represent an aggregate of approximately 43.7% of the outstanding Common Units of CrossAmerica. Neither CST USA nor CST Services holds voting or dispositive power over the Common Units held by the Topper Subs.

Pursuant to Rule 13d-4 of the Act, however, each of Couche-Tard, Circle K and CST expressly declare that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Circle K or CST that it is the beneficial owner of any of the Common Units held by the Topper Subs and referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as otherwise disclosed herein, each of the Reporting Persons has not, and, to the best of each of the Reporting Person’s knowledge, each of the persons listed in Schedule I hereto has not, effected any transaction in Common Units of CrossAmerica during the past 60 days, except as disclosed herein.

(d) N/A.

(e) N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, to the knowledge of each of Couche-Tard, Circle K and CST, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CrossAmerica, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit A	Joint Filing Agreement, dated as of March 20, 2018 by and among Alimentation Couche-Tard Inc., Circle K Stores Inc., CST Brands, LLC, CST USA Inc. and CST Services LLC

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP (the former name of CrossAmerica) (filed as Exhibit 3.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 30, 2012 and incorporated herein in its entirety by reference).

Exhibit C	First Amendment to First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, dated as of October 1, 2014 (filed as Exhibit 3.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit D	Second Amendment to First Amended and Restated Agreement of Limited Partnership of CrossAmerica Partners LP, dated as of December 3, 2014 (filed as Exhibit 3.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on December 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Third Amendment to First Amended and Restated Agreement of Limited Partnership of CrossAmerica Partners LP, dated as of January 1, 2018 (filed as Exhibit 3.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on January 25, 2018 and incorporated herein in its entirety by reference).

Exhibit F	Voting Agreement, dated as of October 1, 2014, by and between CST Brands, Inc., Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper Sr. and Lehigh Gas Corporation (filed as Exhibit 10.4 to CrossAmerica’s Current Report on Form 8-K. (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Amended and Restated Omnibus Agreement dated as of October 1, 2014, by and among Lehigh Gas Partners LP, Lehigh Gas GP LLC, Lehigh Gas Corporation, CST Services, LLC, Lehigh Gas-Ohio, LLC and, for limited purposes, Joseph V. Topper, Jr. (filed as Exhibit 10.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Agreement and Plan of Merger, dated as of August 21, 2016, by and among CST Brands, Inc., a Delaware corporation, Circle K Stores Inc., a Texas corporation, and Ultra Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Circle K (filed as Exhibit 2.1 to CST Brands, Inc.’s Current Report on Form 8-K (File No. 001-35743) filed on August 23, 2016 and incorporated in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018

ALIMENTATION COUCHE-TARD INC.

By:	/s/ Darrell Davis
Name:	Darrell Davis
Title:	Senior Vice-President Operations

CIRCLE K STORES INC.

By:	/s/ Darrell Davis
Name:	Darrell Davis
Title:	Senior Vice-President Operations

CST BRANDS, LLC

By:	/s/ Darrell Davis
Name:	Darrell Davis
Title:	President and Senior Vice-President Operations

CST USA INC.

By:	/s/ Darrell Davis
Name:	Darrell Davis
Title:	President and Senior Vice-President Operations

CST SERVICES LLC

By:	/s/ Darrell Davis
Name:	Darrell Davis
Title:	President and Senior Vice-President Operations

SCHEDULE I

EXECUTIVE OFFICERS OF ALIMENTATION COUCHE-TARD INC.

AS OF MARCH 8, 2018

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Brian Hannasch	President and Chief Executive Officer	United States
Darrell Davis	Senior Vice-President, Operations	United States
Deborah Hall Lefevre	Chief Information Officer	United States
Geoffrey C. Haxel	Senior Vice-President, Operations	Canadian
Hans-Olav Høidahl	Executive Vice-President, Scandinavia	Norwegian
Jørn Madsen	Executive Vice-President, Ireland Central & Eastern Europe	Danish
Timothy A. Miller	Senior Vice President, Operations & Global Fuels	United States
Jacob Schram	Group President, European Operations	Norwegian
Ina Strand	Chief Human Resources Officer	United States
Claude Tessier	Chief Financial Officer	Canadian
Dennis Tewell	Senior Vice-President, Operations	Canadian
Stephane Trudel	Senior Vice President, Operations	Canadian
Kathy Cunnington	Senior Vice President, Global Shared Services	United States
Kevin Lewis	Chief Marketing Officer	United States

The address of Alimentation Couche-Tard Inc.’s principal executive office is 4204 Industriel Blvd., Laval (Quebec) H7L 0E3.

DIRECTORS OF ALIMENTATION COUCHE-TARD INC.

AS OF MARCH 8, 2018

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER	CITIZENSHIP
Alain Bouchard	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Founder and Executive Chairman of the Board	Not applicable.	Canadian
Nathalie Bourque	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Not applicable.	Canadian
Jacques D’Amours	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Not applicable.	Canadian
Jean A. Élie	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Not applicable.	Canadian
Richard Fortin	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Not applicable.	Canadian
Brian Hannasch	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	President and Chief Executive Officer	Alimentation Couche-Tard Inc.	United States
Mélanie Kau	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Not applicable.	Canadian
Monique F. Leroux	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Chairman of the Board, Investissement Quebec	Canadian
Réal Plourde	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director		Canadian
Daniel Rabinowicz	4204 Industriel Blvd., Laval (Quebec) H7L 0E3	Corporate Director	Not applicable.	Canadian
Eric Boyko	4204 Industrial Blvd., Laval (Quebec) H7L 0E3	Corporate Director	President, Stingray Digital	Canadian

EXECUTIVE OFFICERS OF CIRCLE K STORES INC.

AS OF MARCH 8, 2018

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Timothy A. Miller	Senior Vice President Operations & Global Fuels
Kathy Cunnington	Senior Vice President, Global Shared Services and Treasurer
Mark Tate	Vice President Operations, Rocky Mountain
Rodney Blanton	Vice President Reverse Synergies and Private Label
Steve Lattig	Vice President Operations, South Atlantic
Mark Ostoits	Vice President Operations, Southeast
Geoffrey C. Haxel	President and Senior Vice President Operations and Secretary
Matt McCure	Vice President Operations Worldwide Franchise
Butch Seber	Vice-President, Development
Pia Bach Henriksen	Vice President Operations, West Coast US
Meredith Will Rice Jr.	Vice President Operations, Coastal Carolinas
Paul Rodriguez	Vice President Operations, Texas
Darrell Davis	Senior Vice-President, Operations
Brian Bednarz	Vice President Operations, Gulf Coast
Dennis Tewell	Senior Vice-President, Operations
David G. Morgan	Vice President Operations, Florida
Francis Lapointe	Vice President Operations, Arizona

The address of Circle K Stores Inc.’s principal executive office is 1130 West Warner Road, Building B, Tempe, AZ 85204.

DIRECTORS OF CIRCLE K STORES INC.

AS OF MARCH 8, 2018

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Darell Davis	1130 West Warner Road, Building B, Tempe AZ 85204.	Senior Vice-President, Operations	Circle K Stores Inc.
Geoffrey C. Haxel	1130 West Warner Road, Building B, Tempe AZ 85204.	President and Senior Vice-President Operations and Secretary	Circle K Stores Inc.
Kathy Cunnington	1130 West Warner Road, Building B, Tempe AZ 85204.	Senior Vice-President, Global Shared Services and Treasurer	Circle K Stores Inc.

EXECUTIVE OFFICERS OF CST BRANDS, LLC

AS OF MARCH 8, 2018

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Darrell Davis	President and Senior Vice President Operations
Kathy Cunnington	Treasurer, Senior Vice President, Global Shared Services
Paul Rodriguez	Vice President Operations Texas
Evan Smith	Vice President
Giovanna Rueda	Corporate Secretary

All individuals named in the above table are employed by Circle K Stores Inc. or a wholly owned subsidiary thereof. The address of Circle K Stores Inc.’s principal executive office is 1130 West Warner Road, Building B, Tempe, AZ 85204.

SOLE DIRECTOR OF CST BRANDS, LLC

AS OF MARCH 8, 2018

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Darrell Davis	19500 Bulverde Road, San Antonio, TX 78259	Sole Director, President and Senior Vice President Operations	Not applicable.

OFFICERS OF CST USA INC.

AS OF MARCH 8, 2018

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Darrell Davis	President and Senior Vice President Operations
Paul Rodriguez	Vice President Operations Texas
Kathy Cunnington	Treasurer, Senior Vice President, Global Shared Services
Evan Smith	Vice President
Giovanna Rueda	Corporate Secretary

All individuals named in the above table are employed by Circle K Stores Inc. or a wholly owned subsidiary thereof. The address of Circle K Stores Inc.’s principal executive office is 1130 West Warner Road, Building B, Tempe, AZ 85204.

SOLE DIRECTOR OF CST USA INC.

AS OF MARCH 8, 2018

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Darrell Davis	19500 Bulverde Road, San Antonio, TX 78259	Sole Director, President and Senior Vice President Operations	Not applicable.

OFFICERS OF CST SERVICES LLC

AS OF MARCH 8, 2018

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Darrell Davis	President and Senior Vice President Operations
Kathy Cunnington	Treasurer and Senior Vice President, Global Shared Services
Evan Smith	Vice President
Giovanna Rueda	Corporate Secretary
Kim Andrews	Assistant Secretary (Rocky Mountain)
Kim Kwiatkowski	Assistant Secretary

All individuals named in the above table are employed by Circle K Stores Inc. or a wholly owned subsidiary thereof. The address of Circle K Stores Inc.’s principal executive office is 1130 West Warner Road, Building B, Tempe, AZ 85204.

SOLE MANAGER OF CST SERVICES LLC

AS OF MARCH 8, 2018

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Darrell Davis	19500 Bulverde Road, San Antonio, TX 78259	Sole Manager, President and Senior Vice President Operations	Not applicable.